

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Man Chung Chan
Chief Executive Officer
Bonanza Goldfields Corp.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Bonanza Goldfields Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed January 7, 2022**
> **File No. 000-53612**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed January 7, 2022

Introductory Comment, page ii

1. We note your disclosure in response to our prior comment 5. Please include a standalone paragraph with comparable disclosure addressing the impact of the HFCAA on your business in addition to the bullet you have included in the Risk Factors summary.

Howey Analysis, page 5

2. Please clarify whether the creators of the NFTs can program them for royalties arising from subsequent sales and, if so, revise your legal analysis accordingly.

3. It is not clear to us why you are calling the tokens NFTs in light of the fact that the tokens within each series (i.e., tokens relating to a particular movie or event) appear to be

fungible.  Please advise or revise accordingly.

4.      We note the statement that the company does not intend to operate an "exchange" for the NFTs.  However, the disclosure indicates that you intend to operate a "media platform" through which NFT holders can sell NFTs.  Please either explain to us the basis for this statement or remove it.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:      Jenny Chen-Drake, Esq.